# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CoreWeave, Inc., CIK 0001769628
CUSIP: 21873S108
Title of class of securities: Class A common stock, par value $0.000005 per share
Address of issuer's principal executive offices: 290 W Mt. Pleasant Ave., Suite 4100, Livingston, New Jersey (NJ), 07039
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001045810

## Reporting persons
- NVIDIA Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 24,182,460; shared voting power 0; sole dispositive power 24,182,460; shared dispositive power 0; aggregate amount beneficially owned 24,182,460 (7% of the class)

## Item 1. Issuer
Name of issuer: CoreWeave, Inc.
Address of issuer's principal executive offices: 290 W Mt. Pleasant Ave., Suite 4100, Livingston, NJ, 07039

## Item 2. Person Filing
Name of person filing: NVIDIA Corporation
Address of principal business office or, if none, residence: 2788 San Tomas Expressway, Santa Clara, California 95051
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for the Reporting Person.
Percent of class: See Row 11 of cover page for the Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for the Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for the Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for the Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for the Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- NVIDIA Corporation: /s/ Rebecca Peters, Rebecca Peters/Vice President, Deputy General Counsel and Assistant Secretary (05/15/2025)